# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bakkt Holdings, Inc., CIK 0001820302
CUSIP: 05759B107
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 5900 Windward Parkway, Suite 450, Alpharetta, Georgia (GA), 30005
Date of event which requires filing of this statement: 11/03/2025
Filed by CIK 0001571949
Persons authorized to receive notices and communications: Andrew J. Surdykowski, Intercontinental Exchange, Inc., 5660 New Northside Drive, Atlanta, Georgia (GA), 30328, 770-857-4700; Rory O'Halloran & Cody Wright, Allen Overy Shearman Sterling US LLP, 599 Lexington Avenue, New York, New York (NY), 10022, 212-848-4000

## Reporting persons
- INTERCONTINENTAL EXCHANGE, INC. (CIK 0001571949): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 8,380,362; sole dispositive power 0; shared dispositive power 8,380,362; aggregate amount beneficially owned 8,380,362 (33.6% of the class); the aggregate amount excludes certain shares
  Comment: The amount listed in Rows 8, 10 and 11 includes (i) 461,360 shares (the "Replacement Warrant Shares") of Class A common stock, par value $0.0001 per share ("New Class A Common Stock"), of Bakkt Holdings, Inc. (the "Issuer"), underlying the Replacement Warrants (as defined in Item 6 of this Amendment) and (ii) 465,890 shares of Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share ("Convertible Preferred Stock"), of the Issuer that will automatically convert into shares of New Class A Common Stock upon the upon the expiration or termination of the waiting period applicable to such conversion under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended. The Reporting Persons will not have the power to vote the Replacement Warrant Shares unless, and to the extent, Intercontinental Exchange Holdings, Inc. ("ICEH"), a wholly owned subsidiary of Intercontinental Exchange, Inc. ("ICE"), exercises its right to acquire Replacement Warrant Shares in accordance with the terms of the Replacement Warrants. The shares of Convertible Preferred Stock will not have voting rights until they are converted into shares of New Class A Common Stock.
  
  The percentage calculated in Row 13 is based on a total of 24,038,434 shares of New Class A Common Stock outstanding as of November 3, 2025, based on information provided to the Reporting Persons by the Issuer.
- Intercontinental Exchange Holdings, Inc. (CIK 0001174746): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 8,380,362; sole dispositive power 0; shared dispositive power 8,380,362; aggregate amount beneficially owned 8,380,362 (33.6% of the class); the aggregate amount excludes certain shares
  Comment: The amount listed in Rows 8, 10 and 11 includes (i) 461,360 Replacement Warrant Shares underlying the Replacement Warrants and (ii) 465,890 shares of Convertible Preferred Stock.
  
  The percentage calculated in Row 13 is based on a total of 24,038,434 shares of New Class A Common Stock outstanding as of November 3, 2025, based on information provided to the Reporting Persons by the Issuer.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock
Name of issuer: Bakkt Holdings, Inc.
Address of issuer's principal executive offices: 5900 Windward Parkway, Suite 450, Alpharetta, Georgia (GA), 30005
Comment:
This Amendment No. 10 (this "Amendment") is being jointly filed on behalf of: (a) Intercontinental Exchange, Inc., a Delaware corporation ("ICE"), and (b) Intercontinental Exchange Holdings, Inc., a Delaware corporation ("ICEH", and together with ICE, the "Reporting Persons" and each a "Reporting Person"), and amends the Statement on Schedule 13D filed by the Reporting Persons on October 21, 2021 ("Initial Schedule 13D"), as previously amended by (i) Amendment No. 1 to the Initial Schedule 13D filed by the Reporting Persons on May 5, 2022 ("Amendment No. 1"), (ii) Amendment No. 2 to the Initial Schedule 13D filed by the Reporting Persons on April 28, 2023 ("Amendment No. 2"), (iii) Amendment No. 3 to the Initial Schedule 13D filed by the Reporting Persons on March 4, 2024 ("Amendment No. 3"), (iv) Amendment No. 4 to the Initial Schedule 13D filed by the Reporting Persons on April 29, 2024 ("Amendment No. 4"), (v) Amendment No. 5 to the Initial Schedule 13D filed by the Reporting Persons on July 9, 2024 ("Amendment No. 5"), (vi) Amendment No. 6 to the Initial Schedule 13D filed by the Reporting Persons on July 1 and 2, 2025 ("Amendment No. 6"), (vii) Amendment No. 7 to the Initial Schedule 13D filed by the Reporting Persons on July 17, 2025 ("Amendment No. 7"), (viii) Amendment No. 8 to the Initial Schedule 13D filed by the Reporting Persons on July 30, 2025 and (ix) Amendment No. 9 to the Initial Schedule 13D filed by the Reporting Persons on October 20, 2025 ("Amendment No. 9", and the Initial Schedule 13D as so amended, the "Amended Schedule 13D"), which relates to the shares of Class A common stock, par value $0.0001 per share ("New Class A Common Stock"), of Bakkt Holdings, Inc., a Delaware corporation (the "Issuer"), as successor to Bakkt Intermediate Holdings, Inc. (formerly known as Bakkt Holdings, Inc.), a Delaware Corporation (the "Predecessor Issuer").

Information given in response to each item of this Amendment shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms used and not otherwise defined in this Amendment have the same meanings ascribed to them in the Amended Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Amended Schedule 13D is hereby supplemented and amended to add the information contained in Item 6 of this Amendment, which is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 of the Amended Schedule 13D is hereby supplemented and amended to add the information contained in Item 6 of this Amendment, which is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The percentage of beneficial ownership in this Amendment is based on: (i) with respect to the total amount of securities issued and outstanding, an aggregate of 24,038,434 shares of New Class A Common Stock outstanding as of November 3, 2025, based on information provided to the Reporting Persons by the Issuer, as adjusted pursuant to Rule 13d-3(d)(1)(i) under the Exchange Act to include (A) the 461,360 shares of New Class A Common Stock (the "Replacement Warrant Shares") underlying the Replacement Warrants (as defined in Item 6 of this Amendment) and (B) 465,890 shares of Convertible Preferred Stock (as defined in Item 6 of this Amendment), and (ii) with respect to the securities beneficially owned by the Reporting Persons, 7,453,112 shares of New Class A Common Stock, 461,360 Replacement Warrant Shares and 465,890 shares of Convertible Preferred Stock beneficially owned by the Reporting Persons as of the date hereof.

The aggregate number and percentage of shares of New Class A Common Stock beneficially owned by the Reporting Persons, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition, are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and are incorporated herein by reference.

The Replacement Warrant Shares will not have voting power unless, and to the extent, ICEH exercises its right to acquire Replacement Warrant Shares in accordance with the terms of the Replacement Warrants and such shares become issued and outstanding. The shares of Convertible Preferred Stock will not have voting rights until they are converted into shares of New Class A Common Stock in accordance with their terms, as described in Item 6 of this Amendment. The Reporting Persons expect that the shares of Convertible Preferred Stock will be converted into shares of New Class A Common Stock within 60 days of the date of this Amendment.

To the best knowledge of the Reporting Persons, the following persons beneficially own or may be deemed to beneficially own the shares of New Class A Common Stock set forth below:

o Hon. Sharon Y. Bowen, Director, ICE, beneficially owns 21,044 shares of New Class A Common Stock.

o Thomas E. Noonan, Director, ICE, beneficially owns 529 shares of New Class A Common Stock.

o Jeffrey C. Sprecher, Director (Chairman) and Chief Executive Officer, ICE, may be deemed to beneficially own 146,366 shares of New Class A Common Stock, which shares are beneficially owned by his spouse. Mr. Sprecher disclaims beneficial ownership of the shares held by his spouse.

The Reporting Persons specifically disclaim beneficial ownership over such shares and units held by the persons listed above.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) of this Statement is incorporated herein by reference.
Transactions in the class effected during the past sixty days: Item 6 of this Statement is incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no one other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Amended Schedule 13D is hereby further supplemented and amended to add the following information:

Consummation of Up-C Collapse

On November 3, 2025, the Issuer and the Predecessor Issuer consummated the Up-C Collapse. As part of the Up-C Collapse, the Predecessor Issuer implemented a holding company reorganization (the "Holding Company Reorganization") pursuant to an Agreement and Plan of Merger (the "Pubco Merger Agreement"), dated as of November 3, 2025, among the Predecessor Issuer, the Issuer and Bakkt Merger Sub 1, Inc., a Delaware corporation and wholly owned subsidiary of the Issuer ("Merger Sub 1"), pursuant to which Merger Sub 1 merged with and into the Predecessor Issuer (the "Pubco Merger"), and which resulted in the Issuer becoming the direct parent company of the Predecessor Issuer and replacing the Predecessor Issuer as the public company trading on the New York Stock Exchange. Immediately after the Holding Company Reorganization, as part of the Up-C Collapse, pursuant to an Agreement and Plan of Merger (the "Opco Merger Agreement"), dated as of November 3, 2025, among the Issuer, Bakkt Opco Holdings, LLC, a Delaware limited liability company ("Bakkt Opco"), Bakkt Management LLC, a Delaware limited liability company ("Bakkt Management"), and Bakkt Merger Sub 2, LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer ("Merger Sub 2"), Merger Sub 2 merged with and into Bakkt Opco (the "Opco Merger"), which resulted in the Issuer directly and indirectly wholly owning Bakkt Opco.

In accordance with the Pubco Merger Agreement, (i) each share of Class A common stock, par value $0.0001 per share (the "Class A Common Stock"), of the Predecessor Issuer issued and outstanding immediately prior to the effective time of the Holding Company Reorganization (the "Holding Company Reorganization Effective Time"), including each of the 649,934 shares of Class A Common Stock owned by ICEH, was converted automatically into the right to receive one share of New Class A Common Stock, and (ii) each share of Class V common stock, par value $0.0001 per share (the "Class V Common Stock"), of the Predecessor Issuer issued and outstanding immediately prior to the Holding Company Reorganization Effective Time, including each of the 6,803,178 shares of Class V Common Stock owned by ICEH, was converted automatically into the right to receive one share of Class V common stock, par value $0.0001 per share ("New Class V Common Stock"), of the Issuer. Accordingly, upon consummation of the Holding Company Reorganization, stockholders of the Predecessor Issuer (including ICEH) automatically became stockholders of the Issuer, on a one-for-one basis.

In accordance with the terms of the Opco Merger Agreement and the Amended and Restated Exchange Agreement, (i) each outstanding common unit of Bakkt Opco ("Bakkt Opco Common Unit") (excluding any Opco Incentive Unit (as defined below) and any Bakkt Opco Common Unit owned by the Predecessor Issuer), together with one share of New Class V Common Stock paired therewith (a "Paired Interest"), issued and outstanding immediately prior to the effective time of the Opco Merger (the "Opco Merger Effective Time"), including each of the 6,803,178 Paired Interests owned by ICEH, was exchanged for the right to receive one share of New Class A Common Stock, resulting in the elimination of the shares of New Class V Common Stock and the Issuer having only a single class of common stock outstanding (the New Class A Common Stock), (ii) each member's membership unit of Bakkt Management issued and outstanding immediately prior to the Opco Merger Effective Time was exchanged for the corresponding common unit of Bakkt Opco (each such unit, an "Opco Incentive Unit") granted under the Second Amended and Restated Bakkt Equity Incentive Plan, as amended, held by Bakkt Management, together with the share of New Class V Common Stock paired therewith, and (iii) each Opco Incentive Unit, together with the share of New Class V Common Stock paired therewith, issued and outstanding immediately prior to the Opco Merger Effective Time was exchanged for the right to receive one share of New Class A Common Stock.

Replacement of Acquired Warrants

In connection with the Holding Company Reorganization, (i) each of the Predecessor Issuer's Class 1 Warrants to purchase shares of Class A Common Stock that was outstanding and unexercised prior to the Holding Company Reorganization Effective Time, including two of the four Acquired Warrants issued to ICEH, was exchanged for an equivalent warrant to purchase shares of New Class A Common Stock (the "Replacement Class 1 Warrants") and (ii) each of the Predecessor Issuer's Class 2 Warrants to purchase shares of Class A Common Stock that was outstanding and unexercised prior to the Holding Company Reorganization Effective Time, including the other two of the four Acquired Warrants issued to ICEH, was exchanged for an equivalent warrant to purchase shares of New Class A Common Stock (the "Replacement Class 2 Warrants", and together with the Replacement Class 1 Warrants, the "Replacement Warrants").

The foregoing description of the Replacement Warrants is qualified in its entirety by reference to the descriptions of the Acquired Warrants in Amendment No. 3 and Amendment No. 4 and the full text of the Replacement Warrants, which are filed as Exhibits 99.27, 99.28, 99.29 and 99.30 to the Amended Schedule 13D and incorporated herein by reference.

Contribution Agreement Amendment and Convertible Preferred Stock

Immediately prior to the consummation of the Up-C Collapse, the Predecessor Issuer, Mr. Naheta, and ICEH entered into an amendment (the "Contribution Agreement Amendment") to the Contribution Agreement pursuant to which they agreed that after ICEH and Mr. Naheta would contribute their rights under the Tax Receivable Agreement to the Issuer in exchange for cash, (i) Mr. Naheta would further contribute such cash payable to Mr. Naheta to the Issuer in exchange for shares of New Class A Common Stock, as contemplated by the Contribution Agreement prior to the Contribution Agreement Amendment, but (ii) ICEH would further contribute such cash payable to ICEH to the Issuer in exchange for shares of Series A Non-Voting Convertible Preferred Stock, par value $0.0001 per share ("Convertible Preferred Stock"), of the Issuer (rather than shares of New Class A Common Stock, as contemplated by the Contribution Agreement prior to the Contribution Agreement Amendment).

In connection with the arrangements under the Tax Receivable Agreement and the Contribution Agreement, each as amended, upon the consummation of the Up-C Collapse on November 3, 2025, the Issuer issued 465,890 shares of Convertible Preferred Stock to ICEH, at a price per share equal to $39.34, representing the "Minimum Price" as defined in NYSE Rule 312.04(h), which was offset against the aggregate $18,328,117 cash payment to which ICEH was otherwise entitled under the Tax Receivable Agreement, as amended.

Each share of Convertible Preferred Stock is convertible into one share of New Class A Common Stock upon the earlier of (i) the expiration or termination of the waiting period applicable to such conversion under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), or (ii) a direct transfer of such share to an unaffiliated third party of ICEH. Prior to conversion, shares of Convertible Preferred Stock are entitled to dividends in the same form, and in the same manner, as dividends actually paid (if any) on shares of New Class A Common Stock and are entitled to participate on an as-converted-to-New Class A Common Stock basis in any liquidation, dissolution or winding up of the Issuer or in any consolidation, merger or reorganization of the Issuer into or with any other entity. The number of shares of New Class A Common Stock into which the Convertible Preferred Stock is convertible is subject to customary antidilution adjustments. The Convertible Preferred Stock does not have voting rights.

The foregoing descriptions of the Contribution Agreement Amendment and the Convertible Preferred Stock are qualified in their entirety by reference to the full text of the Contribution Agreement Amendment and the Certificate of Designation for the Convertible Preferred Stock, which are filed as Exhibit 99.31 to the Amended Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1* Joint Filing Agreement, dated as of October 21, 2021, by and among the Reporting Persons (incorporated by reference to Exhibit 99.1 to the Schedule 13D filed by the Reporting Persons with the SEC on October 21, 2021). https://www.sec.gov/Archives/edgar/data/1571949/000119312521304172/d367825dex991.htm

Exhibit 99.2 Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on January 11, 2021). https://www.sec.gov/Archives/edgar/data/1820302/000119312521005832/d913171dex21.htm

Exhibit 99.3 Amendment to Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on March 31, 2021). https://www.sec.gov/Archives/edgar/data/1820302/000119312521101249/d107545dex21.htm

Exhibit 99.4 Amendment to Agreement and Plan of Merger (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed on September 30, 2021). https://www.sec.gov/Archives/edgar/data/1820302/000119312521286927/d204551dex21.htm

Exhibit 99.5 Certificate of Incorporation of the Issuer (incorporated by reference to Exhibit 3.1 to the Issuer's Current Report on Form 8-K filed on October 21, 2021). https://www.sec.gov/Archives/edgar/data/1820302/000119312521303985/d219325dex31.htm

Exhibit 99.6 Exchange Agreement (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K filed on October 21, 2021). https://www.sec.gov/Archives/edgar/data/1820302/000119312521303985/d219325dex104.htm

Exhibit 99.7 Amended and Restated Limited Liability Company Agreement (incorporated by reference to Exhibit 4.3 to the Issuer's Current Report on Form 8-K filed on October 21, 2021). https://www.sec.gov/Archives/edgar/data/1820302/000119312521303985/d219325dex43.htm

Exhibit 99.8 Voting Agreement (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed on October 21, 2021). https://www.sec.gov/Archives/edgar/data/1820302/000119312521303985/d219325dex103.htm

Exhibit 99.9 Stockholders Agreement (incorporated by reference to Exhibit 10.2 to the Issuer's Current Report on Form 8-K filed on October 21, 2021). https://www.sec.gov/Archives/edgar/data/1820302/000119312521303985/d219325dex102.htm

Exhibit 99.10 Registration Rights Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on October 21, 2021). https://www.sec.gov/Archives/edgar/data/1820302/000119312521303985/d219325dex101.htm

Exhibit 99.11 Tax Receivable Agreement (incorporated by reference to Exhibit 10.5 to the Issuer's Current Report on Form 8-K filed on October 21, 2021). https://www.sec.gov/Archives/edgar/data/1820302/000119312521303985/d219325dex105.htm

Exhibit 99.12* Amended and Restated Subscription Agreement (incorporated by reference to Exhibit 99.12 to the Schedule 13D filed by the Reporting Persons with the SEC on October 21, 2021). https://www.sec.gov/Archives/edgar/data/1571949/000119312521304172/d367825dex9912.htm

Exhibit 99.13 Cooperation Agreement (incorporated by reference to Exhibit 10.6 to the Issuer's Current Report on Form 8-K filed on October 21, 2021). https://www.sec.gov/Archives/edgar/data/1820302/000119312521303985/d219325dex106.htm

Exhibit 99.14 Amended and Restated Exchange Agreement (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on May 4, 2022). https://www.sec.gov/Archives/edgar/data/1820302/000182030222000015/a101amendedandrestatedexch.htm

Exhibit 99.15* Securities Purchase Agreement (incorporated by reference to Exhibit 99.15 to the Schedule 13D/A filed by the Reporting Persons with the SEC on March 4, 2024). https://www.sec.gov/Archives/edgar/data/1571949/000094787124000253/ss3098627_ex9915.htm

Exhibit 99.16* Voting Support Agreement (incorporated by reference to Exhibit 99.16 to the Schedule 13D/A filed by the Reporting Persons with the SEC on March 4, 2024). https://www.sec.gov/Archives/edgar/data/1571949/000094787124000253/ss3098627_ex9916.htm

Exhibit 99.17* Class 1 Warrant issued by the Issuer on March 4, 2024 (incorporated by reference to Exhibit 99.17 to the Schedule 13D/A filed by the Reporting Persons with the SEC on March 4, 2024). https://www.sec.gov/Archives/edgar/data/1571949/000094787124000253/ss3098627_ex9917.htm

Exhibit 99.18* Class 2 Warrant issued by the Issuer on March 4, 2024 (incorporated by reference to Exhibit 99.18 to the Schedule 13D/A filed by the Reporting Persons with the SEC on March 4, 2024). https://www.sec.gov/Archives/edgar/data/1571949/000094787124000253/ss3098627_ex9918.htm

Exhibit 99.19* Class 1 Warrant issued by the Issuer on April 25, 2024 (incorporated by reference to Exhibit 99.19 to the Schedule 13D/A filed by the Reporting Persons with the SEC on April 29, 2024). https://www.sec.gov/Archives/edgar/data/1820302/000094787124000420/ss3319225_ex9919.htm

Exhibit 99.20* Class 2 Warrant issued by the Issuer on April 25, 2024 (incorporated by reference to Exhibit 99.20 to the Schedule 13D/A filed by the Reporting Persons with the SEC on April 29, 2024). https://www.sec.gov/Archives/edgar/data/1820302/000094787124000420/ss3319225_ex9920.htm

Exhibit 99.21 First Amendment to the Third Amended and Restated Limited Liability Company Agreement (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on April 29, 2024). https://www.sec.gov/Archives/edgar/data/1820302/000182030224000080/ex41firstamendmentto3rdame.htm

Exhibit 99.22* Share Increase Voting Support Agreement (incorporated by reference to Exhibit 99.22 to the Schedule 13D/A filed by the Reporting Persons with the SEC on July 17, 2025).
https://www.sec.gov/Archives/edgar/data/1571949/000094787125000670/ss5091566_ex9922.htm

Exhibit 99.23* Lock-Up Agreement (incorporated by reference to Exhibit 99.23 to the Schedule 13D/A filed by the Reporting Persons with the SEC on July 30, 2025). https://www.sec.gov/Archives/edgar/data/1571949/000094787125000710/ss5145903_ex9923.htm

Exhibit 99.24* TRA Amendment (incorporated by reference to Exhibit 99.24 to the Schedule 13D/A filed by the Reporting Persons with the SEC on October 20, 2025). https://www.sec.gov/Archives/edgar/data/1571949/000094787125000911/ss5476937_ex9924.htm

Exhibit 99.25* Contribution Agreement (incorporated by reference to Exhibit 99.25 to the Schedule 13D/A filed by the Reporting Persons with the SEC on October 20, 2025). https://www.sec.gov/Archives/edgar/data/1571949/000094787125000911/ss5476937_ex9925.htm

Exhibit 99.26* Up-C Collapse Waiver (incorporated by reference to Exhibit 99.26 to the Schedule 13D/A filed by the Reporting Persons with the SEC on October 20, 2025). https://www.sec.gov/Archives/edgar/data/1571949/000094787125000911/ss5476937_ex9926.htm

Exhibit 99.27 Replacement Class 1 Warrant issued by the Issuer on November 3, 2025

Exhibit 99.28 Replacement Class 2 Warrant issued by the Issuer on November 3, 2025

Exhibit 99.29 Replacement Class 1 Warrant issued by the Issuer on November 3, 2025

Exhibit 99.30 Replacement Class 2 Warrant issued by the Issuer on November 3, 2025

Exhibit 99.31 Contribution Agreement Amendment and Certificate of Designation for Convertible Preferred Stock (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K12B filed on November 3, 2025).
https://www.sec.gov/Archives/edgar/data/1820302/000119312525262732/d83327dex101.htm

* Previously filed

## Signatures
- INTERCONTINENTAL EXCHANGE, INC.: /s/ Andrew J. Surdykowski, Andrew J. Surdykowski, General Counsel (11/05/2025)
- Intercontinental Exchange Holdings, Inc.: /s/ Andrew J. Surdykowski, Andrew J. Surdykowski, General Counsel (11/05/2025)